# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 50 WEST LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002080820

## Reporting persons
- OnePointTwo Capital Ventures LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 1,875,000; shared voting power 0; sole dispositive power 1,875,000; shared dispositive power 0; aggregate amount beneficially owned 1,875,000 (6.8% of the class)
  Comment: Limited Liability Company

## Item 1. Issuer
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: 50 WEST LIBERTY STREET, SUITE 880, RENO, NEVADA, 89501.

## Item 2. Person Filing
Name of person filing: OnePointTwo Capital Ventures LLC
Address of principal business office or, if none, residence:
69 State Street
Suite 1300
PMB 2034
Albany, NY 12207
United States
Citizenship: OnePointTwo Capital Ventures LLC is a limited liability company formed in Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,875,000.00. Includes 625,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days.
Percent of class: 6.8%
Sole power to vote or to direct the vote: 1,875,000.00. Includes 625,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,875,000.00. Includes 625,000 shares of Common Stock issuable upon exercise of warrants that are exercisable within 60 days.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OnePointTwo Capital Ventures LLC: Lynn Sebastian Purcell, Managing Member of OnePointTwo Capital Performance LLC, its Managing Member (08/14/2026)